UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 20, 2006                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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           HALO ANNOUNCES THAT IT HAS AGREED TO AMENDED TERMS FOR THE
             SALE OF ITS 50% INTEREST IN THE BACHELOR LAKE PROPERTY;
      HALO HAS RECEIVED $2 MILLION FROM METANOR AS A NON-REFUNDABLE PAYMENT

VANCOUVER, BRITISH COLUMBIA - NOVEMBER 20, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that the Halo Resources Ltd. ("Halo") and Metanor Resources Inc. ("Metanor") have agreed to amended terms for Metanor's acquisition of the Company's 50% undivided ownership interest in the Bachelor Lake Property, the Hewfran Property and the MJL-Hansen Property located in Quebec, Canada (collectively, the "Bachelor Property"), together with the Company's 50% participating interest therein, as contemplated by the Purchase Agreement between the Company and Metanor dated April 27, 2006 (as amended to a closing date of November 10, 2006 by letter agreement dated August 17, 2006).

Pursuant to an agreement dated November 17, 2006, the Company and Metanor have agreed to amend the terms of the Purchase Agreement as follows:

     o Metanor today paid $2 million to the Company by wire transfer. Such $2 million shall be applied to the purchase price for the Bachelor
          Property, if the transaction closes as set forth below, and such amount is freely transferable by the Company and is non-refundable to Metanor in all circumstances.

     o Metanor will pay $500,000 to the Company on or before Friday, March 30, 2007.

     o Metanor will pay $500,000 to the Company in cash or, at the sole discretion of Metanor, in freely tradable common voting shares of Metanor with a value on the date of delivery of $500,000, on or before each of the following dates (for a total of $1.5 million): (a) Thursday, May 31, 2007, (b) Friday, August 31, 2007 and (c) Friday, November 30, 2007.

     o On or before Friday, November 30, 2007, Metanor shall enter into a binding net smelter returns royalty agreement with the Company, on terms satisfactory to the Company, granting to the Company a 1% net smelter returns royalty on all mineral production (in any form whatsoever) from the Bachelor Property.

     o If Metanor fully satisfies each of the foregoing obligations in accordance with the respective timeframes, then the Company shall complete the transfer of its 50% undivided ownership interest in the Bachelor Property, together with the Company's 50% participating interest therein, to Metanor with effect on Friday, November 30, 2007.

     o If Metanor fails to complete any one of the foregoing obligations, then the extension of time for the completion of the acquisition by Metanor of the Company's 50% interest in the Bachelor Property shall terminate immediately and the Company shall have the option pursuant to the Purchase Agreement to acquire Metanor's 50% undivided ownership interest in the Bachelor Property, together with Metanor's 50%



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          participating  interest therein,  on the terms set out in the Purchase
          Agreement. In such circumstances, and in all other circumstances, the $2 million payment received by the Company today is to the account of the Company and is non-refundable to Metanor.


     o All other terms of the Purchase Agreement remain in force and effect as previously disclosed by the Company on May 5, 2006 (including the obligation of Metanor to pay all costs and expenses of the Bachelor Lake Joint Venture until completion by Metanor of the purchase of the Company's 50% undivided ownership interest in the Bachelor Property, together with the Company's 50% participating interest therein).

The transaction is subject to regulatory approval.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Red Lake Project, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


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